UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Akesis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

530724509
(CUSIP Number)

John T. Hendrick, Chief Financial Officer Akesis Pharmaceuticals, Inc. 888 Prospect Street, Suite 320 La Jolla, California 92037 (858) 454-4311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐.

*           The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Schedule 13D

1  NAME OF REPORTING PERSONS:

Avalon Ventures VII, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  ☐
(b)  ☐

 3  SEC USE ONLY

 4  SOURCE OF FUNDS:

OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐

 6 CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7 SOLE VOTING POWER

NUMBER OF	8,773,383 (1)
SHARES	8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY	None
EACH	9 SOLE DISPOSITIVE POWER
REPORTING
PERSON	8,773,383 (1)
WITH:	10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,773,383 (1)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

 14  TYPE OF REPORTING PERSON:

PN

CUSIP NO.	Schedule 13D

1  NAME OF REPORTING PERSONS:

Avalon Ventures VII GP, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  ☐
(b)  ☐

 3  SEC USE ONLY

 4  SOURCE OF FUNDS:

OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐

 6 CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

7 SOLE VOTING POWER

NUMBER OF	8,773,383 (1)
SHARES	8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY	None
EACH	9 SOLE DISPOSITIVE POWER
REPORTING
PERSON	8,773,383 (1)
WITH:	10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,773,383 (1)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

 14  TYPE OF REPORTING PERSON:

OO

Footnotes:
(1)
Includes: (A) 750,000 shares of Common Stock issuable pursuant to a warrant held by Avalon Ventures VII, L.P. exercisable and fully-vested as of November 21, 2006, the date of issuance of such warrant; and (B) 352,941 shares of Common Stock issuable pursuant to a warrant held by Avalon Ventures VII, L.P. exercisable and fully-vested as of March 25, 2008, the date of issuance of such warrant.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No.1”) amends and supplements the statement on Schedule 13D dated December 1, 2006 (the “Statement”) of Avalon Ventures VII, L.P. and Avalon Ventures VII GP, LLC with respect to common stock, par value $0.001 per share, of Akesis Pharmaceuticals, Inc. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

An aggregate of 2,352,942 shares of Common Stock were acquired on March 25, 2008 by the Avalon Fund, at the purchase price of $0.85 per share for an aggregate purchase price of $2,000,000.70. This purchase was made pursuant to the Securities Purchase Agreement dated March 25, 2008, by and among the Company and Avalon Fund (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Company also issued a warrant to the Avalon Fund to purchase 352,941 shares of Common Stock exercisable at a price per share of $0.85. The source of funds for the Avalon Fund’s purchase was the investment capital of the Avalon Fund.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As of March 25, 2008, the Reporting Persons directly or indirectly beneficially owned an aggregate of 8,773,383 shares of Common Stock, representing approximately 33.7% of the outstanding shares of Common Stock.

As to each separate Reporting Person:

•	Avalon Fund owned 8,773,383 shares of Common Stock (33.7%) consisting of (i) 7,670,442 outstanding shares of Common Stock; and (ii) warrants to purchase 1,102,941 shares of Common Stock.

•
Avalon Ventures VII GP, LLC beneficially owned 8,773,383 shares of Common Stock (33.7%) consisting of (i) 7,670,442 outstanding shares of Common Stock; and (ii) warrants to purchase 1,102,941 shares of Common Stock. Avalon Ventures VII GP, LLC acts as the general partner of the Avalon Fund.  In the foregoing capacity, Avalon Ventures VII GP, LLC has full voting and investment control with respect to the shares held of record by the Avalon Fund. As a result, Avalon Ventures VII GP, LLC may be deemed to be a beneficial owner of such shares.  However, Avalon Ventures VII GP, LLC specifically disclaims beneficial ownership of all shares held of record by the Avalon Fund except to the extent of its pecuniary interest therein.

The percentages of Common Stock owned for the Reporting Persons, as reported above, have been calculated pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act and based on an aggregate of 26,036,767 shares of Common Stock which includes 24,933,826 shares of the Company’s Common Stock outstanding as of March 25, 2008 and 1,102,941 shares of Common Stock issuable pursuant to outstanding warrants held by the Avalon Fund.

(b)  The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 1 which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c)  Below is a list of transactions in the Company’s Common Stock since December 1, 2006, the Reporting Persons’ most recent filing on Schedule 13D.

Party	Date	Amount Bought (Sold)	Price per Share	Where & How Effected
Avalon Fund	8/16/07	10,000	$0.48	Open Market
Avalon Fund	8/16/07	10,000	$0.47	Open Market

Avalon Fund	8/16/07	5,000	$0.46	Open Market
Avalon Fund	8/16/07	10,000	$0.45	Open Market
Avalon Fund	8/17/07	5,000	$0.47	Open Market
Avalon Fund	8/20/07	5,000	$0.50	Open Market
Avalon Fund	8/20/07	5,000	$0.51	Open Market
Avalon Fund	8/21/07	10,000	$0.56	Open Market
Avalon Fund	8/21/07	10,000	$0.54	Open Market
Avalon Fund	8/21/07	35,000	$0.50	Open Market
Avalon Fund	8/22/07	5,000	$0.51	Open Market
Avalon Fund	8/22/07	5,000	$0.50	Open Market
Avalon Fund	8/23/07	15,000	$0.50	Open Market
Avalon Fund	8/24/07	5,000	$0.51	Open Market
Avalon Fund	8/28/07	5,000	$0.47	Open Market
Avalon Fund	8/29/07	10,000	$0.48	Open Market
Avalon Fund	8/30/07	10,000	$0.50	Open Market
Avalon Fund	8/30/07	5,000	$0.48	Open Market
Avalon Fund	8/31/07	17,500	$0.50	Open Market
Avalon Fund	9/4/07	5,000	$0.46	Open Market
Avalon Fund	9/4/07	5,000	$0.47	Open Market
Avalon Fund	9/4/07	5,000	$0.48	Open Market
Avalon Fund	9/5/07	5,000	$0.47	Open Market
Avalon Fund	9/5/07	5,000	$0.47	Open Market
Avalon Fund	9/5/07	5,000	$0.47	Open Market
Avalon Fund	9/5/07	5,000	$0.49	Open Market
Avalon Fund	9/6/07	5,000	$0.46	Open Market
Avalon Fund	9/6/07	5,000	$0.48	Open Market
Avalon Fund	9/6/07	5,000	$0.49	Open Market

Avalon Fund	9/6/07	5,000	$0.48	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	2,500	$0.55	Open Market
Avalon Fund	9/10/07	5,000	$0.50	Open Market
Avalon Fund	9/10/07	5,000	$0.50	Open Market
Avalon Fund	9/10/07	5,000	$0.50	Open Market
Avalon Fund	9/11/07	5,000	$0.50	Open Market
Avalon Fund	9/11/07	7,500	$0.53	Open Market
Avalon Fund	9/12/07	5,000	$0.55	Open Market
Avalon Fund	9/12/07	5,000	$0.55	Open Market
Avalon Fund	9/12/07	5,000	$0.59	Open Market
Avalon Fund	9/13/07	5,000	$0.65	Open Market
Avalon Fund	9/13/07	2,500	$0.67	Open Market
Avalon Fund	11/19/07	10,000	$0.72	Open Market
Avalon Fund	11/19/07	10,000	$0.73	Open Market

(d)  Not applicable.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement dated December 1, 2006(1)

 (1) Incorporated by reference to the Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2008

AVALON VENTURES VII, L.P.

By:	/s/ Kevin J. Kinsella
Name:	Kevin J. Kinsella
Title:	Member

AVALON VENTURES VII GP, LLC

By:	/s/ Kevin J. Kinsella
Name:	Kevin J. Kinsella
Title:	Managing Member